American Bonanza Gold Corp.
Management’s Discussion and Analysis
For the year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise noted)

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual consolidated financial statements of American Bonanza Gold Corp. (“the Corporation”, “the Company”) for the year ended December 31, 2013 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS” as issued by the International Accounting Standards Board (“IASB”)). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in Canadian dollars unless otherwise noted.

Additional information about the Corporation and its business and operations can be found in its continuous disclosure documents. These documents, including the annual consolidated financial statements and the Corporation’s annual information form, are filed with Canadian securities regulatory authorities and are available under the Corporation’s profile at www.sedar.com.

This MD&A has been prepared as of March 12, 2014.

OVERVIEW

American Bonanza Gold Corp. was incorporated in British Columbia on December 10, 2004. The Corporation is a development stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States with its primary focus on the mining and continued development of its wholly owned Copperstone mine “Copperstone”, located in La Paz County, Arizona which is currently in care and maintenance while the Corporation plans to address certain operational issues.

The Corporation is a publicly listed company on the Toronto Stock Exchange under the trading symbol “BZA”. The Corporation is also listed on the OTCQB under the trading symbol “ABGFF” and the Frankfurt Stock Exchange under the trading symbol “AB2”.

OUTLOOK

The Corporation’s current objective is the development and operation of Copperstone. The Corporation suspended operations at Copperstone on October 11, 2013 and placed the mine on care and maintenance status. The Corporation has made this decision in order to cut costs while it reviews its operations with a focus on improving operational efficiencies. The Corporation is also seeking additional capital to fund performance improvements in order to meet the designed capacity of Copperstone. Declining gold prices also factored in the Corporation's decision to suspend mining and milling operations at this time.

The Corporation believes that the suspension of mining operations is necessary in order to achieve the goal of achieving commercial production. Prior to the suspension of operation, the operating costs had reached unsustainable levels for various reasons. The Corporation believes that with additional capital, upon the resumption of operations the mine will perform at a consistent mine output rate and mill throughput rate which will help reduce overall costs as the Corporation moves forward to bring Copperstone to design operating rates.

On January 23, 2014, the Corporation entered into a binding letter agreement with Kerr Mines Inc. to merge their respective businesses pursuant to an amalgamation or plan of arrangement, subject to regulatory and shareholder approvals. The transaction is expected to provide sufficient capital to resume full long term operations at the mine.

A longer-term objective of the Corporation remains the substantial increase in mine production upon the resumption of operations and delineation of the significant exploration potential at Copperstone.

CORPORATE ACTIVITY

Letter Agreement with Kerr Mines Inc. to Merge

On January 23, 2014, the Corporation entered into a binding letter agreement (the “Letter Agreement”) with Kerr Mines Inc. (“Kerr Mines”) to merge their respective businesses pursuant to an amalgamation or plan of arrangement (the “Transaction”).

Pursuant to the terms of the Letter Agreement, American Bonanza and Kerr Mines have agreed to enter into a definitive agreement for the Transaction. Under the terms of the Transaction, each American Bonanza Shareholder (other than an American Bonanza shareholder that exercises dissent rights) will be entitled to receive 0.53 of a Kerr Mines common shares (a “Kerr Mines Share”) for approximately every one (1) common share of American Bonanza (an “American Bonanza Share”) held by such shareholder (the “Exchange Ratio”), subject to adjustment. Currently, Kerr Mines has approximately 392 million Kerr Mines Shares outstanding and American Bonanza has approximately 234 million American Bonanza Shares outstanding. In addition, each holder of the outstanding stock options and share purchase warrants of American Bonanza (the “American Bonanza Options”) will receive such number of replacement options or warrants of Kerr based upon the Exchange Ratio.

Further, pursuant to the terms of the Letter Agreement, Kerr Mines has advanced $1,000,000 (the “Loan”) at an annual interest rate equal to the prime rate plus 1%, to American Bonanza to satisfy certain amounts and payables outstanding of American Bonanza. The Loan and a break fee of $500,000 are payable by American Bonanza in the event of termination of the Transaction in certain circumstances.

In connection with the Transaction, American Bonanza may settle certain outstanding unsecured indebtedness through the issue of American Bonanza Shares. The terms of the settlements have not yet been determined, but are expected to result in the issue of approximately 337 million American Bonanza Shares prior to completion of Transaction. American Bonanza Shares issued to settle this indebtedness will be exchanged for Kerr Mines Shares based upon the Exchange Ratio.

Upon completion of the Transaction, the Kerr Mines board will be reconstituted to consist of five nominees of the Kerr Mines shareholders and two nominees of the American Bonanza shareholders. Such directors will hold office until the next annual meeting of shareholders of Kerr Mines, or until their successors are elected or appointed.

Completion of the Transaction will be subject to certain standard conditions including, without limitation: (a) execution of a definitive agreement; (b) satisfactory due diligence; (c) receipt of all necessary consents, waivers, permits, exemptions, orders and approvals, including the approval of each of the Toronto Stock Exchange (the “TSX”), as applicable; (d) receipt of a fairness opinion concerning the Transaction by American Bonanza; and (e) receipt of shareholder approval of the Transaction by the American Bonanza and if required, Kerr Mines shareholders.

On February 27, 2014, the Corporation entered into an unsecured demand promissory note with Kerr Mines at prime plus 1% for $2,500,000 of which $1,000,000 was drawn on January 23, 2014. An additional $92,833 was drawn on February 28, 2014.

Joint Venture and Convertible Debenture with Suparna Gold Corp.

On July 3, 2013, the Corporation entered into an earn-in agreement with Suparna Gold Corp. (TSXV: SUG) ("Suparna") in connection with the proposed mineral property acquisition and joint venture whereby Suparna may acquire up to a 60% interest in certain mining claims and property comprising the Southwest target at the Corporation's Copperstone gold mine. On November 15, 2013, the agreement was amended to delay the earn in requirements.

In addition, the Corporation completed a private placement financing with Suparna of a secured convertible debenture (the "Debenture") for proceeds of $1,000,000. The Debenture is convertible into units (each, a "Unit") comprised of one common share in the capital of the Corporation and one-half of one common share purchase warrant. The Debenture is convertible into Units at a price of $0.06, and each whole warrant underlying the Units is exercisable to acquire an additional common share of the Corporation at a price of $0.10 per share. The warrants issued in connection therewith are exercisable for a period of 12 months from the date of issuance. The Debenture will bear interest at a rate of 12% per annum, calculated and payable monthly in cash, and will mature two years after its date of issue. The Corporation used the net proceeds of the Offering to fund the continued ramp up of production at the Corporation's Copperstone mine and for general corporate purposes. The Corporation subsequently amended the terms of the convertible debenture. Interest payments due on November 1, 2013 and December 1, 2013 were deferred to January 2, 2014. An additional $10,000 fee was payable on January 2, 2014 for amending the terms. As of March 12, 2014, the Corporation is in default of making the interest payments due under the Debenture however Suparna has not indicated that they will seek any enforcement action in respect of the debenture. There is no guarantee that a deferral will be provided, or that the Company will be able to find means of rectifying the default.

Gold Loans

On April 1, 2013, the Corporation issued amended and restated secured promissory notes for an aggregate of $8.6 million (the "Amended Notes"). The Amended Notes replace both the Corporation's existing US$6,001,000 million gold loan and the additional US$1,600,000 promissory notes issued in November 2012. Those additional notes were not repayable through the delivery of gold, and bore interest at 24% per annum. In addition, the lenders have also advanced to the Corporation an additional US$1,000,000, all of which is reflected through the issue of the Amended Notes. The Amended Notes bear interest at 12% per annum, payable monthly, in arrears commencing May 1, 2013. The principal of the Amended Notes will be repaid in 12 equal installments commencing September 1, 2013 through the delivery of gold ounces at a price of US$1,100 per ounce (instead of $1,200 per ounce prior to the restructuring), or an equivalent amount of cash at the option of the holders of the Amended Notes. The Amended Notes are secured by a charge on the assets of the Corporation.

In connection with the restructuring, the Corporation has agreed to issue to the lenders an aggregate of 2,600,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.20 per share for a period of two years from closing until May 7, 2015.

The Corporation subsequently amended and restated the secured $8,601,000 promissory notes. The amended promissory notes have been restructured to be repaid commencing January 1, 2014 in twelve equal principal monthly installments completing on December 1, 2014, through the delivery of 9,557 gold ounces or equivalent cash, at the option of the lender. Interest payments due on November 1, 2013 and December 1, 2013 have been deferred to January 2, 2014. As of March 12, 2014, the Corporation is in default of making the interest and principal payments due under the Amended Notes and has received notice from one of the holders (the “Noteholder” of the default. The notes are governed by the terms of an inter creditor agreement (the “Inter creditor Agreement”) that provides that the only holders of a majority of the notes may take action to recover on the notes, with the result that the subject Noteholder cannot take action to recover on the note. Pursuant to the terms of the Inter creditor Agreement, the Noteholder has also given notice of the default to the other holders of this series of notes. The Company is working with the other holders of the notes, who together represent the majority of the principal amount outstanding on the notes and a majority of the notes, to negotiate a sustainable solution to the Company’s obligations under the notes. To date, none of the other holders of the notes have indicated that they will seek any enforcement action in respect of the notes. There is no guarantee that a deferral will be provided, the lenders will not take enforcement action, or that the Company will be able to find means of rectifying the default.

Promissory and Demand Notes

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD was to be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 and then further amended to January 1, 2014 for both notes and the total commitment fee was increased to $75,000 USD. On July 8, 2013, the Corporation amended the maturity date of the US$660,000 loan from July 8, 2013 to January 1, 2014. All other terms remained the same. As of March 12, 2014, the Corporation is in default of making the principal and interest payments due under the short term promissory notes however the respective note holders have not indicated that they will seek any enforcement action in respect of the notes. There is no guarantee that a deferral will be provided, the lenders will not take enforcement action, or that the Company will be able to find means of rectifying the default.

On April 10, 2013, the Corporation entered into a short term agreement with an arm’s length lender for a $1,000,000 USD short term unsecured loan. The loan bears interest at 20% per annum before default and 40% per annum after default. The loan had a repayment date of April 30, 2013. In connection with the loan, the Corporation issued an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.12 per share until May 23, 2015. As of December 31, 2013, the principal remains outstanding and continues to bear an interest at 40% per annum.

During the year, the Corporation received unsecured loans of US$4,115,000 and CDN$674,000 from various lenders that are non-interest bearing and due on demand. Commitment fees totaling US$82,600 and CDN$13,480, respectively, are due concurrently with the repayment of the principal amounts. The Corporation also received unsecured loans of US$850,000 that bear an interest rate of 12% which is payable on maturity.

On December 4, 2012, the Corporation entered into an unsecured $297,330 ($300,000 USD) loan at a rate of 24% per annum. The loan will be repaid in equal monthly installments beginning April 4, 2013 with final payment due on June 4, 2013. The loan was amended for the installments to begin on February 1, 2014 with final payment due on April 1, 2014. All other terms remained the same. As of March 12, 2014, the Corporation is in default of making the principal and interest payments due under the short term loan however the respective lender has not indicated that they will seek any enforcement action in respect of the debenture. There is no guarantee that a deferral will be provided, that the lender will not take enforcement action, or that the Company will be able to find means of rectifying the default.

MINERAL PROPERTIES

Copperstone Gold Mine

The Copperstone Project is located in western Arizona within the Walker Lane mineral belt where it intersects gold provinces in southern California and western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold. Copperstone is located within a lesser-known, globally significant, high grade gold province.

The Corporation holds a 100 percent leasehold interest in the Copperstone Project. The landlord is Angie Patch Survivor’s Trust / Daniel L. Patch Credit Trust, “Patch Living” (formally known as The Patch Living Trust) and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by the Corporation for one or more ten-year terms at the Corporation's option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a sliding scale gross royalty.

Development

Construction of the Copperstone mill, mine, and tailings facility started in June 2011. Construction of the mill foundation was completed in August 2011, with structural steel and equipment being placed. The foundations for the ore bin and crusher were completed in August 2011. All of the site administrative facilities were rehabilitated and put in use. Earth work on the tailings pond commenced July 2011 and the first phase of the pond construction was completed during 2011.

During October 2011, the Corporation purchased a mining fleet for the transition to owner-mining from contractor mining. The mining fleet purchase included drills, loader, haul trucks, rock bolter, and other specialized underground mining equipment. In addition to the 700 ton per day milling facilities purchased in 2010, the Corporation purchased a jaw crusher and a cone crusher during February 2011. The crushers have a capacity of up to 100 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations. Construction of the crushing circuit was completed during 2011.

During late 2011, the Corporation completed the construction activities at Copperstone and began commissioning of the gold processing plant. Infrastructure at Copperstone was expanded to include offices, communications, and safety equipment such as the underground refuge chambers. Also installed were truck maintenance shops, the crushing and grinding circuits, and the gold processing plant. Electrical power for mine production needs was extended to the underground mine. Infrastructure installation was completed. Also during 2011, the Corporation received its final permitting which allowed for final project approval from the U.S Bureau of Land Management.

On November 8, 2011, the Copperstone mine entered the final phase of construction and commenced dry commissioning of the Copperstone gold processing plant. Total capital expenditures incurred for the Copperstone project as of December 31, 2011 were $27.4 million. The feasibility study had a budget of approximately $17.7 million for capital expenditures, which included the reclamation bond. The capital expenditure overruns related mainly to the Copperstone mine being transitioned to an owner-operated mine from a mining contractor. This transition included the purchase of mining equipment which was not budgeted and lead to an overrun of approximately $3.7 million. Also, the underperformance by the mining contractor led to an overrun of approximately $2.9 million, for a total cost to the Corporation of approximately $6.6 million associated with the removal of the mining contractor and the transition to owner mining. In addition, the tailings pond as budgeted in the feasibility study had an anticipated cost of approximately $1.7 million and actual expenses incurred were approximately $5.1 million, resulting in an overrun of approximately $3.4 million. This overrun is primarily a consequence of permitting regulators requesting a change in the design of the tailings impoundment during construction, at which time the Corporation had little flexibility other than to comply with the changed design criteria, plus other small construction overruns. In addition the cost of the reclamation bond was $0.5 million higher than budgeted due to a modified position from the regulators during construction.

Of the total 2011 capital expenditure overrun of approximately $9.7 million, the transition to owner mining represents approximately $6.6 million, the changes in regulatory design criteria for the tailings pond during construction represents approximately $3.4 million, and the increased reclamation bond requirement contributes approximately $0.5 million for a total overrun among these three areas of approximately $10.5 million. The other budgeted areas experienced savings over the budgeted amounts of approximately $0.8 million, which offsets the overruns by that amount.

Production during Commissioning

In the feasibility study, the design capacity at Copperstone is calculated at 450 tons per day resulting in an average of approximately 46,000 ounces for the first 3 years of projected production within a mine life of 6.3 years with a total estimated production of approximately 213,000 ounces of gold.

During 2012, Copperstone mine entered into the commissioning phase in preparation to achieve commercial production. Copperstone faced a number of mine development challenges, primarily related to underground mine development being behind schedule as a consequence of the transition to owner mining from contract mining, and delays associated with acquiring and operating a new mining fleet. Other challenges included equipment availability, and grade and ore access which are typical in an underground operational start-up environment. Startup was accomplished during the first quarter of 2012, and the subsequent quarters of 2012 and 2013 saw the mine ramping up production with the goal of achieving commercial production once a consistent production of no less than 60% of planned volume is reached over a 30 day period. As of December 31, 2013, the mine had not achieved commercial production.

During the year ended December 31, 2013 the mine has focused on development mining to gain access to future ore bearing stopes and mining ore from currently available stopes. Total material moved during the year was 155,586 tons, including 87,327 tons of gold bearing ore and 68,259 tons of waste. The average ore grade was 0.105 ounces of gold per ton for the year, which is lower than the average grade of the ore body. This is due to the processing of substantial amounts of previously stockpiled material at lower or unknown grade during the start-up and ramp-up processes, and dilution during mining and ore handling, and plans for work during the care and maintenance period focus on resolving both of these issues. Plant feed for the year totaled 87,407 tons, producing concentrate with an estimated gold content of 8,841 ounces. During the year ended December 31, 2013, 8,201 ounces of gold were shipped to customers. Gold recovery in the plant, during the year, was 86.1% which is approaching the 90% recovery estimated in the feasibility study. The year-to-date lower plant recovery was the result of the low grade material processed during the mine development and commissioning phases of the operation and the final tails grade remaining relatively consistent between low grade and high grade material.

The chart below represents production statistics in the current period:

	3 Months	3 Months	3 Months	3 Months		12 Months
	Ended	Ended	Ended	Ended		Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,		Dec 31,
	2013	2013	2013	2013	(1)	2013
Mine Production (tons)

Ore Mined	29,242	30,663	25,342	2,080		87,327
Waste/Development Moved	15,559	30,488	17,722	4,490		68,259
Total Ore Mined and Waste/Development Moved	44,801	61,151	43,064	6,570		155,586

Ore Stockpile – Opening	380	460	478	400		380
Ore Mined	29,242	30,663	25,342	2,080		87,327
Plant Feed	(29,162)	(30,645)	(25,420)	(2,180)		(87,407)
Ore Stockpile – Closing	460	478	400	300		300

Ore Mined	29,242	30,663	25,342	2,080		87,327
Ore Grade (ounces per ton)	0.086	0.100	0.132	0.100		0.105
Gold Ounces in Ore	2,527	3,069	3,355	208		9,159

Milling (tons)

Plant Feed	29,162	30,645	25,420	2,180		87,407
Mill Feed Grade (ounces per ton)	0.088	0.112	0.103	0.100		0.101
Gold Ounces in Feed	2,576	3,436	2,611	218		8,841

Gold Ounces in Feed	2,576	3,436	2,611	218		8,841
Gold Ounces Recovered	2,068	3,080	2,276	186		7,610
Mill Gold Recovery	80.3%	89.6%	87.2%	85.2%		86.1%

(1)	As the Copperstone Mine was suspended on October 11, 2013, exact data was not available and estimated based on the ounces recovered for the period.

Care and Maintenance

On October 11, 2013, the Corporation announced that mining and milling operations would be temporarily suspended, as it was unable to generate sufficient revenue to meet its on-going operational costs. Factors contributing to this decision included the need to maintain a consistent flow of ore to the mill on an on-going basis and the need to implement better mining methods to consistently improve dilution, backfilling, and development requirements to achieve the expected grade as per the Feasibility Study.

During the temporary suspension, the Corporation is actively seeking additional capital, as evidenced by the Transaction with Kerr Mines and plans to support ongoing engineering and redesign of the underground mine in order to achieve design production capacity at the mine.

All operation costs have been eliminated. The labor force has been reduced to a care and maintenance crew, and the mine and mill equipment have been shut down in an orderly manner and all appropriate equipment stored for reuse. The mine has been placed on care and maintenance, and is being pumped to ensure that the mine remains dry and does not fill with water. All regulatory, permit, and insurance issues have been identified and are being maintained.

A care and maintenance team of nine is working at the Copperstone mine, including a manager, mine superintendent, mine engineer, controller, accountant/human resource, and security guards. Mine planning and operational programs are currently being refined on-site by a team of five led by the Corporation's Chief Operating Officer. These activities are part of a planned three-stage mine care and maintenance program, with the goal of enabling the mine to rapidly move forward and re-commence operations in order to achieve design rates:

Stage One:

Detailed underground drilling is planned to further delineate the ore body location and support engineering design and development of new stopes. The objective of this drilling is to reduce dilution during mining and improve ore extraction rates, resulting in greater ore output from the underground mine.

The Corporation has already begun preparation for the underground drilling campaign with a completed drilling plan. Request for proposals have been requested from several drilling companies. These proposals have been reviewed with drilling expected to commence upon completion of new financing.

Stage Two:

Development mining to improve underground infrastructure and provide a sufficient number of working areas to improve future ore production. Stage two plans also include mining of ore prior to the restart of milling operations. The planned result is the development of sufficient ore stock piles of consistently high grade ore that will provide a steady feed to the mill via the re-worked mine plan.

Prior to the start of the Care and Maintenance period, Copperstone had made good underground development mining progress into several new C and D zone targets. Copperstone had been mining from four production headings and was in the process of accessing the new areas recently being developed.

A new mine plan will be developed once the care and maintenance programs are finalized. The development of the new mine plan will include updating the C and D zones to take advantage of recent development mining progress, and examine alternative mining methods to be employed in those areas.

A new approach to access the B-zone is being examined, using a new decline and tying in the new decline to the old Cypress Decline/Adit. The new B-zone plan has the potential to open up a completely new zone and add significantly more mining areas. Upon completion of the design work, development in the B-zone is planned to commence. As the new B-zone decline is collared and work crews are cycling appropriately, design and planning will also focus on completing the development work for new stoping designs in the C and D zone.

The review of the mine plan in the C and D zone targets will focus on long-hole stoping techniques, cast stoping, and other methods that effectively reduce or eliminate cemented backfill and should increase ore tonnage output. The Corporation will also focus on improvements to the backfilling cycles.

Stage Three:

Re-starting the mill with the goal of rapidly achieving design production rates. The goal is to achieve an ore stockpile sufficient for a minimum 30 days of milling operations before the team at Copperstone re-commences mill operations. The long term goal is to provide a consistent feed of high-grade ore delivered to the mill from the mine.

The mill has performed well and has delivered reliable gold recoveries since April 2012. The plan is to rehire staff on an as needed basis with full staffing being completed by the start-up of the mill. A plan and schedule will be developed and implemented as the details are completed.

Reclamation Bond

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,643,800 for the Copperstone project. During 2012, $1,618,468 (US$1,632,049) of the reclamation bond was recovered and replaced by a surety bond of an insurance company. Pursuant to the term of the surety bond, the Corporation provided a cash collateral of $867,898 (US$816,000) which will be held with the Bank of New York in the name of the Corporation.

Exploration Properties

As of December 31, 2013, the Corporation has one exploration property, the Gold Bar property located in Eureka, Nevada; however, as the Corporation’s main focus remains Copperstone, exploration has not begun on this property

SELECTED INFORMATION

The Corporation’s consolidated financial statements and the financial data set out below have been prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Corporation’s consolidated financial statements for the year ended December 31, 2013.

	Years ended
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
	$	$	$
Net loss	21,156,311	3,193,377	5,392,433
Net loss per share	0.09	0.02	0.03
Total cash and cash equivalents	21,885	1,384,014	1,822,511
Working capital	(23,276,419)	(9,196,004)	(1,265,503)
Total liabilities	26,194,184	14,517,545	6,391,530
Total assets	70,313,075	74,101,922	63,695,854
Shareholders’ equity	44,118,891	59,584,377	57,304,324

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the eight most recently completed quarters of fiscal 2013 and 2012 are as follows.

(In thousands of dollars	2013				2012
except amounts per share)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
	$	$	$	$	$	$	$	$
Cash and cash equivalents	22	99	319	93	1,384	2,311	1,883	1,623
Working capital	(23,276)	(20,048)	(14,863)	(12,868)	(9,196)	(6,411)	(3,674)	(4,836)
Total assets	70,313	84,128	83,346	77,094	74,102	72,294	70,620	66,909
Shareholder’s equity	44,119	60,569	63,599	61,359	59,584	59,691	56,984	56,248
Net loss[1]	21,156	1,618	417	117	1,069	1,078	528	518
Net loss per share	0.09	0.01	0.00	0.00	0.00	0.01	0.00	0.00

Note 1 -	Net loss for September 30, 2011 was adjusted for $447K relating to a foreign exchange gain that should have been recorded in other comprehensive income.

RESULTS OF OPERATIONS

Three months ended December 31, 2013

The Corporation recorded a net loss of $18,942,221 or $0.08 per share for the three months ended December 31, 2013, as compared to $1,069,813 or $0.00 per share during the same period in the previous year. The increase in the loss is attributable to the following major items.

During the three months ended December 31, 2013, the Corporation recorded an impairment on the Copperstone project of $18,050,000. The indicators for impairment in the fourth quarter 2014, were the suspension of operations at the Copperstone mine on October 11, 2013; significant decrease in our long-term gold price assumptions in fourth quarter 2014, due to declining market prices; and market capitalization as of December 31, 2013 was less than the fair value of the Copperstone asset. The fair value of the project is recorded at the higher of the fair value less costs to sell and value in use. The value is use was determined to be $68,989,240 which is higher than the fair value less costs to sell, based on the transaction with Kerr Mines. The discrepancy between the fair value less costs to sell and value in use is due to the current depressed market conditions where it is difficult to raise funds. The transaction is a stock transaction the fair value to sell is calculated on the current stock price which the Corporation does not believe demonstrates the true value of the Corporation and is deflated due to the current market conditions. Further disclosure on the impairment is presented in Note 7 to the audited consolidated financial statements for the year ended December 31, 2013.

The gold prepayment facilities change in fair value including finance costs resulted in a loss of $343,091 being recognized in the current period in comparison to a loss of $846,934 being recognized for the three months ended December 31, 2012. Further disclosure is presented in Note 8 to the audited consolidated financial statements for the year ended December 31, 2013.

During the three months ended December 31, 2013, $25,422 was recognized as a gain on the sale of equipment. For the three months ended December 31, 2013, $74,955 was recognized as a gain on mineral property disposal relating to the sale of the Oatman gold and Belmont silver projects.

Investor relation expense decreased to $17,180 for the three months ended December 31, 2013 compared to $59,308 for the three months ended December 31, 2012 as there was a reduction in services due to capital restraint.

Legal and accounting decreased to $21,906 for the three months ended December 31, 2013 compared to $65,215 for the three months ended December 31, 2012 which was primarily related to the timing of the audit and tax expenses.

Exploration expenses for the three months ended December 31, 2013 was $42,113 compared to $25,233 for the three months ended December 31, 2012 which primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

The foreign exchange loss for the period was higher in the three months ended December 31, 2013 as it included the revaluation of the unsecured loans and restricted cash denominated in US dollars, which the Corporation did not hold in the three months ended December 31, 2012.

Year ended December 31, 2013

The Corporation recorded a net loss of $21,156,311 or $0.09 per share for the year ended December 31, 2013, as compared to $3,193,377 or $0.02 per share during the same period in the previous year. The increase in the loss is attributable to the following major items.

During the year ended December 31, 2013, the Corporation recorded an impairment on the Copperstone project of $18,050,000. The indicators for impairment in the fourth quarter 2014, were the suspension of operations at the Copperstone mine on October 11, 2013; significant decrease in our long-term gold price assumptions in fourth quarter 2014, due to declining market prices; and market capitalization as of December 31, 2013 was less than the fair value of the Copperstone asset. The fair value of the project is recorded at the higher of the fair value less costs to sell and value in use. The value is use was determined to be $68,989,240 which is higher than the fair value less costs to sell, based on the transaction with Kerr Mines. The discrepancy between the fair value less costs to sell and value in use is due to the current depressed market conditions where it is difficult to raise funds. The transaction is a stock transaction the fair value to sell is calculated on the current stock price which the Corporation does not believe demonstrates the true value of the Corporation and is deflated due to the current market conditions. Further disclosure on the impairment is presented in Note 7 to the audited consolidated financial statements for the year ended December 31, 2013.

The gold prepayment facilities change in fair value including finance costs resulted in a loss of $953,528 being recognized in the current period in comparison to a loss of $1,438,634 being recognized for the year ended December 31, 2012. Further disclosure is presented in Note 8 to the audited consolidated financial statements for the year ended December 31, 2013.

Exploration expenses for the year ended December 31, 2013 was $201,523 compared to $306,570 for the year ended December 31, 2012 which primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada. The decrease relates to the scaling back of some exploration projects.

Management fees, consulting and salaries increased to $809,168 for the year ended December 31, 2013 compared to $612,325 for the year ended December 31, 2012. The increase related to a reversal of bonus accrual in 2012 which decreased the expense for the year ended December 31, 2012.

For the year ended December 31, 2013 a gain of $25,422 was recognized on the sale of equipment. The gain on mineral property disposal in the year ended December 31, 2012 was primarily due to the sale of the Corporation’s interest in the Iskut Joint Venture where the Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. One warrant can be converted into a common share of Skyline at a price of $0.50 per share. On May 24, 2012, Skyline Gold Corporation changed its name to SnipGold Corporation and consolidated its common shares on the basis of 10 pre-consolidation shares for every 1 post-consolidation share resulting in the Corporation holding 237,500 common shares and 118,750 warrants of SnipGold Corp. The property cost had been written off to zero in prior periods which resulted in a gain of $439,883 being recognized due to the fair market value of the shares and warrants received. The shares were recorded at their original cost of $332,500. During the year ended December 31, 2012, all of the common shares were sold for net proceeds of $122,978 which resulted in a loss on sale of $209,522. The warrants were valued using the Black-Scholes valuation model with a cost of $107,383 and a fair market value of $8,581 at December 31, 2012. The change in fair value totaled $98,802 and was recorded in the statement of operations.

The foreign exchange loss for the period was higher for the year ended December 31, 2013 as it included the revaluation of the unsecured loans and restricted cash denominated in US dollars, which the Corporation did not hold during the year ended December 31, 2012.

Year ended December 31, 2012

The Corporation recorded a net loss of $3,193,377 or $0.02 per share for the year ended December 31, 2012, as compared to $5,392,433 or $0.03 per share during the same period in the previous year. The decrease in the loss is attributable to the following major items.

Finance costs during the year ended December 31, 2012 totaled $1,438,634 of which $1,408,778 related to financing costs and loss on derivative and change in value of gold loan instruments. Further disclosure is presented in Note 7 to the audited consolidated financial statements for the year ended December 31, 2012.

The gain on mineral property disposal was due to the sale of the Corporation’s interest in the Iskut Joint Venture where the Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. One warrant can be converted into a common share of Skyline at a price of $0.50 per share. On May 24, 2012, Skyline Gold Corporation changed its name to SnipGold Corporation and consolidated its common shares on the basis of 10 pre-consolidation shares for every 1 post-consolidation share resulting in the Corporation holding 237,500 common shares and 118,750 warrants of SnipGold Corp. The property cost had been written off to zero in prior periods which resulted in a gain of $439,883 being recognized due to the fair market value of the shares and warrants received. The shares were recorded at their estimated fair value upon receipt of $332,500. During the year ended December 31, 2012, all of the common shares were sold for net proceeds of $122,978 which resulted in a loss on sale of $209,522. The warrants were valued using the Black-Scholes valuation model with a fair value at inception of $107,383 and a fair market value of $8,581 at December 31, 2012. The change in fair value of this derivative totaled $98,802 and was recorded in the statement of operations. In addition, the Corporation sold its interests in the Oatman gold and Belmont silver projects during the year for proceeds of $74,955. As both projects were previously written down to zero the total proceeds were recognized as a gain on sale of mineral properties. No dispositions occurred during the year ended December 31, 2011.

Management fees, consulting and salaries decreased by $403,862 from $1,016,187 to $612,325. The decrease related to a bonus paid during the year ended December 31, 2011 and over accrual of bonuses in 2011 which was reversed in 2012. No bonuses were paid during the current period and the Corporation benefited from higher salary recoveries for shared staff from related parties during the current year. In addition, director’s fees of $98,710 for the year ended December 31, 2012 have been accrued but not paid as of March 27, 2013.

The year ended December 31, 2011 included $3,113,349 for stock-based compensation. All previously granted options have fully vested and no new stock options were granted for the year ended December 31, 2012 and as a result no stock based compensation was recognized.

Office and administration costs increased to $141,629 for the year ended December 31, 2012 compared to $75,924 for the year ended December 31, 2011 which was primarily related to an increase in rental expense.

Exploration expenses for the year ended December 31, 2012 was $306,570 compared to $272,275 for the year ended December 31, 2011 which primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada. The increase in expenses primarily related to the timing of expenditures.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2013, the Corporation had cash and cash equivalents of $21,885 (December 31, 2012 - $1,384,014) and a working capital deficiency of $23,276,419 compared with a working capital deficiency of $9,196,004 as at December 31, 2012. The increase in deficit was higher than planned due to commissioning issues relating to the Copperstone mine that resulted in delays in production and sales. The delays in production created uncertainties with future cash flow and the ability of the Corporation to meet current obligations and fund operations and development activities in the short term. To meet funding shortfalls, the Corporation undertook successful financing as evidenced by the closing of the gold prepayment facilities, private placements, short term loans and convertible debentures. Subsequent to December 31, 2013, the Corporation is in default of several loans, however the respective lenders and majority holders of the gold loan have not indicated that they will seek any enforcement action in respect of the debt. There is no guarantee that a deferral will be provided, that the lenders will not take enforcement action, or that the Company will be able to find means of rectifying the default (refer to Corporate Activity section).

With the Corporation suspending operations at the Copperstone mine and placing it on care and maintenance, it will require additional financing to carry out its near-term care and maintenance program, achieve the required profitability and to meet its obligations under its loan agreements, which casts substantial doubt about the Corporation’s ability to continue as a going concern. Subsequent to December 31, 2013, the Corporation has entered into a letter agreement with Kerr Mines Inc., subject to regulatory and shareholder approval (refer to Corporate Activity section). This transaction will provide sufficient capital to resume full long term operations at the mine and to raise sufficient capital to conduct the care and maintenance programs at the mine. A longer-term objective of the Corporation remains the substantial increase in mine production upon the resumption of operations and delineation of the significant exploration potential at Copperstone.

The Corporation now has evidence of its ability to produce saleable gold concentrates with commission phase sales of $12,001,780 during the year ended December 31, 2013, and has receivables relating to sales of $12,264.

Cash flows used for operating activities totalled $1,290,555 for the year ended December 31, 2013, (cash flows from operating activities totalled $1,336,535 and $2,983,135 for the years ended December 31, 2012 and 2011, respectively). Use of funding for exploration expenditures at Copperstone and other properties and towards the processing plant and development of the Copperstone mine including the cost of production during the commissioning phase totalled $23,154,894 for the year ended December 31, 2013 ($22,906,520 and $25,085,629 for the years ended December 31, 2012 and 2011, respectively).

Financing

The combined net financings in the year ending December 31, 2013 raised approximately $9.9 million, net of cash share issue costs, and was planned to be used in connection with the completion of the Copperstone project. As of December 31, 2013, the Corporation has spent approximately all the net proceeds on the working capital as planned.

The additional 2013 financings are discussed under Corporate Activity. The proceeds from these facilities have been used for funding working capital as planned, and the Corporation will invest in the further optimization of the Copperstone mine as it completes its care and maintenance program and as it ramps up to full production, with a target throughput of 450 tons per day.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

On January 23, 2014, the Corporation entered into a binding letter agreement (the “Letter Agreement”) with Kerr Mines Inc. (“Kerr Mines”) to merge their respective businesses pursuant to an amalgamation or plan of arrangement, subject to regulatory and shareholder approvals. Further discussion can be found under Corporate Activity.

RELATED PARTY TRANSACTIONS

As part of the short term loans disclosed in Note 14 of the audited consolidated financial statements for the year ended December 31, 2013, US$380,000 was advanced by the President and CEO of the Corporation.

As part of the short term loans disclosed in Note 14 of the audited consolidated financial statements for the year ended December 31, 2013, $3,685,000 USD was advanced by a Company controlled by a director of the Corporation, of which, $2,835,000 USD bear no interest and have a combined commitment fee of $57,000 and $850,000 bear an interest rate of 12% per annum.

Subsequent to December 31, 2013, the $300,000 USD loan as disclosed in Note 14 of the audited consolidated financial statements for the year ended December 31, 2013 was assigned to the CFO of the Corporation.

COMMITMENTS

The following table sets forth the Corporation’s known contractual obligations as at December 31, 2013:

	Payments due by period
		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Mineral Property Interests – Claim Fees	552,000	92,000	184,000	184,000	92,000
Office Lease	46,713	46,713	-	-	-
Promissory note facility - $8,601,000 USD	9,461,458	9,461,458	-	-	-
Short term loan - principal payment	8,220,534	8,220,534	-	-	-
Convertible debenture	788,529	-	788,529	-	-
Reclamation and site restoration	1,694,757	-	-	-	1,694,757
Accounts payable and accrued liabilities	6,028,906	6,028,906	-	-	-
Total	26,792,897	23,849,611	972,529	184,000	1,786,757

The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is Angie Patch Survivor’s Trust / Daniel L. Patch Credit Trust, “Patch Living” (formally known as The Patch Living Trust) and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over $551 USD per ounce. The Corporation pays a minimum advance royalty per year of $30,000 USD.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor $50,000 USD from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone. As 50,000 tonnes from the D-Zone has been mined as of December 31, 2013, the Corporation has completed its commitment under this royalty.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected. The relatively small size of the Corporation makes the identification and authorization process relatively efficient and a process for reviewing ICFR has been developed. To the extent possible given the Corporation’s small size, the internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing checks and wire requests and also require two signers on all payments.

The Corporation’s management, under the supervision of the CEO and CFO has evaluated the effectiveness of the Corporation’s DCP and ICFR using the framework and criteria established in Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the TreadwayCommission (COSO 1992).Based on its evaluation, management has concluded that DCP and ICFR were effective as at December 31, 2013, and provided a reasonable assurance of the reliability of the Corporation’s financial reporting and preparation of the consolidated financial statements. On January 1, 2014, the Company adopted the Committee of Sponsoring Organizations new internal control framework (“COSO 2013”), which is not expected to have a material impact on the Company’s DCP and ICFR.

The Corporation continually reviews and enhances its system of controls and procedures. However, because of the inherent limitation in all control systems, management acknowledges that ICFR and DCP will not prevent or detect all misstatements due to error or fraud. Further, the effectiveness of ICFR and DCP is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical accounting policies

A summary of significant accounting policies is presented in Note 2 to the audited consolidated financial statements for the year ended December 31, 2013. Preparing financial statements in accordance with IFRS requires management to make certain judgments and estimates. Changes to these judgments and estimates could have a material effect of the Corporation’s consolidated financial statements and financial position at December 31, 2013.

Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires the Corporation to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Critical accounting estimates used in the preparation of the financial statements include estimates used in the Corporation’s evaluation of recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore reserve except the Copperstone property which was determined by a feasibility study which was filed in accordance with National Instrument 43-101 in February 2010 (updated January 2011).

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as operating costs and the availability of any further required financing. Actual outcomes could differ materially from this estimate.

The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable.

Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Other significant areas requiring the use of management judgment, estimates and assumptions relate to the going concern assessment, functional currency assessment and valuation of; amounts receivable, reserve, resources and exploration potential, decommissioning, restoration and similar liabilities, deferred income tax assets and liabilities, derivatives and prepayment loan instruments, convertible debentures and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates. Further detail on these risks is discussed in Note 2 of the audited consolidated financial statements for December 31, 2013.

RISK FACTORS

The primary risk factors affecting the Corporation are set forth below. For additional discussion of risk factors, please refer to the Corporation’s annual 20-F which is available on www.sedar.com

General

The Corporation is a precious metals mining and exploration company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Precious metals exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets, processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

Uncertainties and risks relating to the start-up of operations at the Copperstone mine

There are inherent construction and permitting-related risks to the development of all new mining projects. These risks at the Copperstone mine include:

  hiring and retention of key personnel for construction, commissioning and operations;

  delays associated with the functioning of equipment;

  budget overruns due to changes in the cost of fuel, power, materials, supplies and currency fluctuations

While the Corporation has undertaken systematic work programs at the Copperstone mine to mitigate these risks, it is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up, often due to circumstances beyond the Corporation’s control. In addition, delays in the commencement of mineral production often occur. Accordingly, the Corporation cannot provide assurance that its activities will result in profitable mining operations at the Copperstone mine. The Corporation’s operations, earnings and ultimate financial success could be materially adversely affected.

Commodity Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and resources estimates for the Corporation’s properties are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters, which may or may not prove to be correct. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered may differ from the estimated grades of the mineral reserves and mineral resources. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Corporation’s reserves. Should such reductions occur, the Corporation could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Currency Exposure

Currency fluctuations may affect the costs the Corporation incurs at its operations and may affect the Corporation’s operating results and cash flows. The principal source of funds for the Corporation has traditionally been through the sale of its common shares, which are sold in Canadian dollars, while a significant portion of the Corporation’s expenditures are incurred in United States dollars. Additionally, gold is sold throughout the world principally based upon the United States dollar price. Fluctuations in the exchange rate of the Canadian dollar to the United States dollar could have a material effect on the Corporation’s results of operations, may impact the development of its mineral projects, and the availability of funds for further mineral exploration.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In particular, in Canada mineral title is increasingly subject to challenges and claims of aboriginal title to land subject to mining claims. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation. The Corporation does not presently have “key person” life insurance for any of its officers.

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may be interested in a project also of interest to the Corporation, or may in the future participate in one or more ventures in which the Corporation participates, such directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such acquisition or participation. In the appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of British Columbia, Canada, and some of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon the Corporation or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Corporation or any of the Corporation’s non-U.S. resident officers or directors.

Additional Funding Requirements

Copperstone Mine Funding Risk

While the Corporation has been successful in the past, there is no assurance that funding will be available under the terms that are satisfactory to management. The Corporation’s activities have to date resulted in negative cash flow and significant losses. Funds available for operations may vary significantly from management’s estimates due to changes that are outside the control of management. There is no assurance that future financial market conditions will result in sufficient funds being available to the Corporation to continue in the normal course of business, including its care and maintenance program and resuming its full long term operations in respect of the Copperstone mine. Should the Corporation require additional financing to carry out its near-term operating plans for the Copperstone mine, a failure for the Corporation to obtain such financing will affect the Corporation’s ability to continue as a going concern.

General Funding Risk

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. Other than Copperstone, at present, none of the Corporation’s properties have a known body of commercial ore. As a mining company in the development stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The development of any ore deposits that may be found on the Corporation’s exploration properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Default of Agreements

The Corporation is in default of making interest and principal under its secured gold loans, convertible debenture and other promissory notes. The note holders and lenders have not indicated that they will seek any enforcement action in respect of the loans. There is no guarantee that a deferral will be provided, the lenders will not take enforcement action, or that the Corporation will be able to find means of rectifying the default. If the Corporation is not able to rectify the defaults, this could lead the Corporation forfeiting its interest in certain properties including, the Copperstone Mine.

The reader should also refer to the discussion of risks contained in the Corporation’s Form 20-F which is available on SEDAR at www.sedar.com.

RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of the new accounting pronouncements:

Effective for annual periods beginning on or after January 1, 2013:

IFRS 10 - Consolidated Financial Statements
IFRS 12 - Disclosure of Interests in Other Entities
IFRS 13 - Fair Value Measurement
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

The Corporation assessed the impact of the above standards and noted that there was no impact of IFRS 10, 12 and IFRIC 20 on the Corporation’s financial statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Corporation has applied IFRS 13 on a prospective basis, commencing January 1, 2013.

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

FUTURE ACCOUNTING PRONOUNCEMENTS

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity's own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in OCI rather than the income statement. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9). In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Applicable to annual periods beginning on or after January 1, 2014. We are currently assessing the impact of adopting amendments of IAS 36 on our consolidated financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities and derivative assets, amounts receivable, accounts payable and accruals, short term loans, convertible debentures, gold loan instruments and derivative liabilities. It is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the Corporation’s cash and cash equivalents, amounts receivable, accounts payable, short term loans convertible debentures or gold loan instruments.

The Corporation is exposed to currency risk on cash and cash equivalents, accounts receivable, short term loans, gold loan instruments and the acquisition and exploration expenditures on its properties since the expenditures have to be settled either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

The Corporations capital risk management is included in Note 16 to the audited consolidated financial statements for the year ended December 31, 2013.

USE OF FINANCIAL AND OTHER INSTRUMENTS

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents, short term and gold loans.

SHARE DATA

The Corporation is authorized to issue and unlimited number of common shares without par value. As at March 12, 2014, the Corporation had 234,396,111 common shares issued and outstanding.

The Corporation has the following stock options that are outstanding and exercisable as at March 12, 2014:

	Outstanding and Exercisable
		Weighted average
Exercise price	Amount outstanding	remaining life (years)
$0.06 - $0.09	548,556	0.20
$0.37 - $0.39	3,482,296	1.99
$0.53	800,000	2.47
	4,830,852	1.87

The Corporation also has the following warrants that are outstanding as at March 12, 2014:

	Outstanding and Exercisable
		Weighted average
Exercise price	Amount outstanding	remaining life (years)
$0.12	1,000,000	1.20
$0.20	2,600,000	1.15
$0.50	6,001,000	0.51
	9,601,000	0.76

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitutes forward-looking information within the meaning provided by Canadian securities laws. All statements other than statements of historical facts are forward looking information. The following forward looking information provided in this MD&A includes the disclosure set out under the headings “Outlook”, “Mineral Properties – Care and Maintenance”, “Corporate Activity – Letter Agreement with Kerr Mines to Merge” and “Proposed Transactions”, statements regarding: the Corporation’s intentions during the care and maintenance period; plans to complete additional financing; plans to complete the transaction with Kerr Mines; expectations for underground drilling and the results thereof; mine re-design plans and the expected results thereof; plans for underground mining and stockpiling of ore; expected results of the care and maintenance program; statements regarding: the ability of the Corporation to repay the convertible debentures, gold prepayment facilities and the short term loans entered into with lenders and to service such facilities in accordance with their terms. Although the Corporation believes the expectations expressed in such forward-looking information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward looking information in this MD&A is based on various assumptions including, but not limited to, the expectations and beliefs of management, the Corporation will be able to source sufficient funds to implement its care and maintenance program and restart mining operations; that the Corporation will be able to complete the transaction with Kerr Mines on a timely basis, including the settlement of outstanding indebtedness for shares, and the amendment of the terms of certain other indebtedness of the Corporation on terms acceptable to the Corporation; that the Corporation’s lenders will continue to forebear on the repayment of outstanding indebtedness owing by the Corporation; the assumed long term price of gold, the assumptions in the financial analysis prepared in connection with the feasibility report on the Copperstone Mine, that the Corporation will be able to access additional financing as will be required, the Corporation will be able to access appropriate equipment and sufficient labour, that the Corporation will be able to improve its underground mining fleet, including the planned acquisition of continuous mining equipment, the development of a mine rescue team and associated equipment, that the Corporation’s anticipated results of the care and maintenance program will result in operational efficiencies required to meet commercial production, that the Corporation will not further default or breach in servicing the gold prepayment facilities and other debt obligations, that the Corporation’s capital and operating costs will not increase significantly, rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and that mineral resource and reserve estimates are accurate and correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on forward-looking information or the assumptions on which the Corporation’s forward looking information is based. Factors that could cause actual results to differ materially from those in forward-looking statements include the risk factors set out herein and in the Corporation’s history of losses; inability to obtain additional capital to complete the care and maintenance program and/or service outstanding indebtedness; that one or more of the Corporation’s creditors determines to call outstanding indebtedness; that the Corporation is unable to complete the transaction with Kerr Mines for various reasons, including that its creditors do not agree to amend the terms of outstanding indebtedness or settle certain indebtedness for shares; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of the common shares of the Corporation; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Corporation’s Form 20-F and other public disclosure filings. Mining is an inherently risky business. Investors should carefully review and consider the risk factors identified in this MD&A and in the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2013. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below. The Corporation does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws.